SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2014

Woori Finance Holdings Co., Ltd.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 100-792, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Woori Finance Holdings’ Preliminary Financial Performance Figures

for the Second Quarter of 2014

The preliminary financial performance figures for Woori Finance Holdings Co., Ltd. (“Woori Finance Holdings”) for the six-month period ended on June 30, 2014, on a consolidated basis, are as follows.

(Units: millions of KRW, %)

Item		2Q 2014	1Q 2014	% Change Increase (Decrease)	2Q 2013	% Change Increase (Decrease)
Revenue*	Specified Quarter	4,832,248	4,321,872	12.0	5,198,764	(7.1)
	Cumulative Basis	9,145,120	4,321,872	—	10,815,031	(15.4)

Operating Income	Specified Quarter	257,625	426,709	(39.6)	113,850	126.3
	Cumulative Basis	684,334	426,709	—	281,579	143.0

Income before	Specified Quarter	308,800	340,661	(9.4)	141,203	118.7
Income Tax Expense	Cumulative Basis	649,461	340,661	—	303,659	113.9

Net Income	Specified Quarter	770,630	373,964	106.1	193,174	298.9
	Cumulative Basis	1,144,593	373,964	—	444,389	157.6

Profit to the Equity Holders of the Parent Entity	Specified Quarter	870,368	322,777	169.6	148,223	487.2
	Cumulative Basis	1,193,144	322,777	—	358,346	233.0

*	Represents the sum of interest income, fee and commission income, dividend income, gain on financial assets/liabilities at fair value through profit or loss and other operating income.

The above figures are prepared in accordance with the Korean equivalent of International Financial Reporting Standards (“K-IFRS”).

In connection with the privatization of Woori Finance Holdings and its subsidiaries by the Korean government, operations of spun-off or sold former subsidiaries of Woori Finance Holdings (consisting of Woori Investment & Securities, Woori F&I, Woori Aviva Life Insurance, Woori FG Savings Bank, Woori Asset Management, Kyongnam Bank and Kwangju Bank) have been classified as discontinued operations. Preliminary figures for profits (losses) from discontinued operations were Won 658,950 million for 2Q 2014 and Won 176,457 million for 2Q 2013.

The figures above are subject to adjustment as they are preliminary and have not been reviewed by our independent auditors.

Woori Bank’s Preliminary Financial Performance Figures

for the Second Quarter of 2014

The preliminary financial performance figures for Woori Bank, a wholly-owned subsidiary of Woori Finance Holdings, for the six-month period ended on June 30, 2014, on a consolidated basis, are as follows.

(Units: millions of KRW, %)

Item		2Q 2014	1Q 2014	% Change Increase (Decrease)	2Q 2013	% Change Increase (Decrease)
Revenue*	Specified Quarter	4,541,234	4,021,150	12.93	4,926,673	(7.82)
	Cumulative Basis	8,562,385	4,021,150	—	10,247,485	(16.44)

Operating Income	Specified Quarter	261,361	458,924	(43.05)	199,247	31.17
	Cumulative Basis	720,285	458,924	—	409,681	75.82

Income before	Specified Quarter	312,362	375,860	(16.89)	239,546	30.40
Income Tax Expense	Cumulative Basis	688,222	375,860	—	434,663	58.33

Net Income	Specified Quarter	221,198	305,536	(27.60)	194,498	13.73
	Cumulative Basis	526,734	305,536	—	386,616	36.24

Profit to the Equity Holders of the Parent Entity	Specified Quarter	221,026	305,236	(27.59)	194,215	13.80
	Cumulative Basis	526,263	305,236	—	386,068	36.31

*	Represents the sum of interest income, fee and commission income, dividend income, gain on financial assets/liabilities at fair value through profit or loss and other operating income.

The above figures are prepared in accordance with the K-IFRS.

The figures above are subject to adjustment as they are preliminary and have not been reviewed by our independent auditors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Finance Holdings Co., Ltd.
(Registrant)

Date: August 1, 2014	By:	/s/ Seung-Gyu Kim
(Signature)
Name: Seung-Gyu Kim
Title: Executive Vice President